Exhibit 99.19

SANTACRUZ SILVER MINING LTD.

CHANGE OF AUDITOR NOTICE

TO:	Deloitte LLP

AND TO:	Davidson & Company LLP

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
The Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)
Ontario Securities Commission

In accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Santacruz Silver Mining Ltd. (the “Company”) hereby gives notice and confirms that:

1.	Deloitte LLP (the “Former Auditor”), on its own initiative has resigned as auditor of the Company, effective August 21, 2025;

2.	Davidson & Company LLP (the “Successor Auditor”), has been appointed as successor auditor, to hold office commencing September 1, 2025, until the close of the next annual general meeting of the Company;

3.	the audit committee of the Company (the “Audit Committee”) has considered the resignation of the Former Auditor as the Company’s auditor and recommended the appointment of the Successor Auditor as the Company’s auditor;

4.	the resignation of the Former Auditor as the Company’s auditor and the appointment of the Successor Auditor as the Company’s auditor were approved by the board of directors of the Company (the “Board”) and the Audit Committee;

5.	the Former Auditor has not expressed any modified opinion in its reports on any of the Company’s financial statements for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice; and

6.	to the knowledge of the Board, no “reportable event” as such term is defined in NI-51-102 has occurred in connection with the audits for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

DATED the 3rd day of September, 2025
SANTACRUZ SILVER MINING LTD.

	Per:	[s] “Arturo Prestamo Elizondo”
	Name:	Arturo Prestamo Elizondo
	Title:	Executive Chairman & CEO